Reliance
Industries Limited

RECEIVED
2009 APR -9 P 1:05

09045835

April 7, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sir,

Sub.: Amalgamation of Reliance Petroleum Limited with the Company

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	April 7, 2009	A Media Release regarding the result of the Court Convened Meetings of Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Company in the matter of amalgamation of Reliance Petroleum Limited with the Company.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl.: As above

4/13

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram: 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Media Release

Reliance Industries Limited

Merger of Reliance Petroleum Limited with Reliance Industries Limited Approved by Shareholders and Creditors

~ Merger is India's largest ever ~

~ RIL to be among the top 10 private sector refining companies globally ~

Mumbai, April 6, 2009: The shareholders and the creditors of Reliance Industries Limited (RIL) approved the Scheme of Amalgamation of Reliance Petroleum Limited (RPL) with RIL.

In the Court convened Meeting of Equity Shareholders, Secured Creditors and Unsecured Creditors of RIL held on Saturday, April 4, 2009, 98.86% of the shareholders present in person/proxies, representing 99.9998% of the total value of the equity shares held by them, voted in favour of the Scheme of Amalgamation.

Only shareholders representing 0.0002% of the total value of shares voted against the Scheme. 100% of the Secured and Unsecured Creditors present in person/proxies voted in favour of the Scheme of Amalgamation.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs. 1,39,269 crore (US$ 34.7 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit (excluding exceptional income) of Rs. 15,261 crore (US$ 3.8 billion) and net worth of Rs. 81,449 crore (US$ 20.3 billion) as of March 31, 2008.

RIL is the first private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks 103rd amongst the world's Top 200 companies in terms of profits. RIL is amongst the 30 fastest climbers ranked by Fortune. RIL features in the Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'Worlds 25 Most Innovative Companies' as per a list compiled by the US financial publication-Business Week in collaboration with the Boston Consulting Group.

Key Contacts:

Manoj Warrier (Mumbai)
Neucom Consulting
+ 919821414954
Email: manoj@neucomconsulting.com

Tushar Pania
Reliance Industries Limited
+919820088536
Email: Tushar.pania@ril.com